UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY

TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-39215

PRofessional holding corp.

(SEACOAST BANKING CORPORATION OF FLORIDA, AS SUCCESSOR BY MERGER TO PROFESSIONAL HOLDING CORP.)

(Exact name of registrant as specified in its charter)

5100 PGA Boulevard, Suite 101

Palm Beach Gardens, FL 33418

(561) 868-9040

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0

Effective January 31, 2023, Seacoast Banking Corporation of Florida (“Seacoast” or the “Company”) and Seacoast's wholly-owned subsidiary Seacoast National Bank (“SNB”), completed its previously announced merger (the "Merger") with Professional Holding Corp. ("Professional") (NASDAQ: PFHD), parent company of Professional Bank, pursuant to the Agreement and Plan of Merger, dated as of August 7, 2022 (the “Merger Agreement”). At the closing, Professional merged with and into the Company, with the Company surviving the Merger as the surviving entity. Following the Merger, Professional Bank, merged with and into SNB (the “Bank Merger”), with SNB surviving the Bank Merger.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company (as successor by merger with Professional Holding Corp.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 10, 2023	SEACOAST BANKING CORPORATION OF FLORIDA,
(as successor by merger with Professional Holding Corp.)

By:	/s/ Charles M. Shaffer
Name:	Charles M. Shaffer
Title:	Chairman and Chief Executive Officer